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                              June 11, 2020

       Anthony Hayes
       Chief Executive Officer
       Aikido Pharma Inc.
       One Rockefeller Plaza, 11th Floor
       New York, NY 10020

                                                        Re: Aikido Pharma Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-3
                                                            Filed June 8, 2020
                                                            File No. 333-238172

       Dear Mr. Hayes:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 22, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-3

       Licenses, page 5

   1. We note your response to our prior comment 2. Please revise to disclose the aggregate future potential
milestone payments, a range for the percentage of net sales royalty not to exceed ten percent and
a range for the minimum annual royalty.
 Anthony Hayes
Aikido Pharma Inc.
June 11, 2020
Page 2

       Please contact Ada D. Sarmento at 202-551-3798 or Celeste Murphy at 202-551-3257
with any questions.



                                                        Sincerely,
FirstName LastNameAnthony Hayes
                                                        Division of Corporation
Finance
Comapany NameAikido Pharma Inc.
                                                        Office of Life Sciences
June 11, 2020 Page 2
cc:       Robert F. Charron, Esq.
FirstName LastName